04015700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2004
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RECEIVED
MAR - 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MSCS Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Seventeenth Street, Suite 300
(No. and Street)

Denver, (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Clifton D'Amato 720-956-5401
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 (ADDRESS) Denver, (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, R Clifton D'Amato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSCS Financial Services LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

Exp. 8/20/06

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statements of Financial Condition
- ■ (c) Statements of Income
- ■ (d) Statements of Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MSCS FINANCIAL SERVICES LLC

Financial Statements and Supplementary Information

December 31, 2003

(With Independent Auditors' Report Thereon)

MSCS FINANCIAL SERVICES LLC

Index to Financial Statements and Supplementary Schedule

Independent Auditors' Report

The Board of Directors and Member of
MSCS Financial Services LLC:

We have audited the accompanying statement of financial condition of MSCS Financial Services LLC (the Company) as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSCS Financial Services LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 13, 2004

MSCS FINANCIAL SERVICES LLC

Statement of Financial Condition

December 31, 2003

Assets

Assets:		
Cash and cash equivalents	$	196,730
Accounts receivable		9,414
Prepaid expenses and other assets		1,616
Total assets	$	207,760

Liabilities and Member's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	60,541
Member's equity		147,219
Commitments and contingencies (notes 3 and 4)		
Total liabilities and member's equity	$	207,760

See accompanying notes to financial statements.

MSCS FINANCIAL SERVICES LLC

Statement of Income

Year ended December 31, 2003

Revenue:		
Commissions and distribution fees	$	10,336,954
Related-party transaction fees (note 2)		1,399,638
Interest		764
Total revenue		11,737,356
Operating expenses:		
Commissions paid to brokers		7,549,656
Employee compensation and benefits (note 2)		1,166,566
Other operating expenses (note 2)		442,662
Clearance fees		46,454
Communications and data processing (note 2)		2,566
Total operating expenses		9,207,904
Net income	$	2,529,452

See accompanying notes to financial statements.

MSCS FINANCIAL SERVICES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

Balance at December 31, 2002	$	62,767
Net income		2,529,452
Distribution to member (note 2)		(2,445,000)
Balance at December 31, 2003	$	147,219

See accompanying notes to financial statements.

MSCS FINANCIAL SERVICES LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	2,529,452
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in accounts receivable		(9,414)
Increase in prepaid expenses and other assets		(977)
Increase in accounts payable, accrued expenses, and other liabilities		11,232
Net cash provided by operating activities		2,530,293
Cash flows from financing activities:		
Distribution to member		(2,445,000)
Net change in cash and cash equivalents		85,293
Cash and cash equivalents, beginning of year		111,437
Cash and cash equivalents, end of year	$	196,730

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

MSCS Financial Services, LLC (the Company) was formed on April 6, 2001, as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Pursuant to the Company's membership agreement, the SEC and NASD gave the Company permission to commence operations on January 2, 2002, and will terminate on December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the Parent) a joint venture between Matrix Bancorp, Inc., and OPTECH Systems, Inc. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers (the Customers). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) Income Taxes

The members of the Company report their pro rata portions of the Company's net income on their respective tax returns. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying financial statements.

(e) Revenue Recognition

Revenue is primarily earned from commissions where the Company is the broker-dealer of record for certain mutual fund and security transactions. Income received from front-end commissions is recorded on a trade-date basis as the security transactions occur. Income received for 12b-1 distribution fees are recognized when received. The Company has no significant incremental direct costs.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(2) Related-Party Transactions

During the year ended December 31, 2003, the Company recorded revenue of $1,399,638 related to the processing of certain security transactions for the Parent. The revenues are earned at a rate of 102% of certain salaries, benefits, professional and other operating expenses assessed to the Company by its Parent. For the year ended December 31, 2003, the amounts assessed to the Company were $1,372,194, of which $1,001,553, $368,075, and $2,566 is recorded in employee compensation and benefits, other operating expenses and communications and data processing, respectively. These amounts may not be indicative of revenue and expenses for similar transactions incurred with third parties.

For the year ended December 31, 2003, the Company made distributions to the Parent in the amount of $2,445,000.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2003, the Company had net capital of $145,603 which was $120,603 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.42 to 1 as of December 31, 2003.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (K). Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

MSCS FINANCIAL SERVICES LLC

Computation of Net Capital

December 31, 2003

Total members' equity per the accompanying statement of financial condition	$	147,219
Deduct nonallowable assets:		
Prepaid expenses and other assets		1,616
Net capital	$	145,603
Total aggregate indebtedness	$	60,541
Net capital	$	145,603
Minimum net capital requirement (greater of $25,000 or 6-2/3% of aggregate indebtedness)		25,000
Excess net capital	$	120,603
Aggregate indebtedness to net capital		0.42

The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2003 and filed on January 26, 2004 on Form X-17a-5.

See accompanying independent auditors' report.

SUPPLEMENTARY INFORMATION

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors and Member of
MSCS Financial Services LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MSCS Financial Services LLC (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for information and use of the board of managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 13, 2004